Filed Pursuant to Rule 424(b)(3)

Registration No. 333-273793

PROSPECTUS SUPPLEMENT NO. 6

(TO PROSPECTUS DATED AUGUST 21, 2023)

This prospectus supplement updates and supplements the prospectus dated August 21, 2023 (the “Prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-273793). This prospectus supplement is being filed to update and supplement the information in the Prospectus with information contained in our Current Report on Form 6-K filed with the Securities and Exchange Commission on October 24, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This Prospectus and prospectus supplement relate to the resale, from time to time, by the selling shareholders named in the Prospectus (the “Selling Shareholders”) of an aggregate of up to 8,000,000 of our Ordinary Shares, US$0.01 par value per Ordinary Share (the “Ordinary Shares”), reserved for issuance (i) upon the conversion of currently outstanding 4% discount convertible promissory notes (the “Notes”)  held by the Selling Shareholders (the “Conversion Shares”) and (ii) upon exercise of currently outstanding warrants (the “Warrants”) held by the Selling Shareholders (the “Warrant Shares”). The Notes and Warrants were issued to the Selling Shareholders on July 11, 2023 (the “Closing Date”).

We registered the resale of up to an aggregate of 8,000,000 Conversion Shares and Warrant Shares as required by the Registration Rights Agreement, dated as of July 11, 2023 (the “Registration Rights Agreement”), by and among us and the Selling Shareholders.

The Conversion Shares include Ordinary Shares issuable upon conversion of $10,000,000.00 in aggregate principal amount of the Notes and in accruing interest which may be paid by the Company in Conversion Shares with the written consent of the Selling Shareholders (including Ordinary Shares reserved for potential issuance in the event of possible future default or dilution adjustments). The Notes are convertible at a conversion price of (i) $30.00 per Ordinary Share (the “Fixed Conversion Price”), or (ii) 92% of the lowest daily variable-weighted average price (the “VWAP”) per Ordinary Share during the 10 trading days preceding the conversion (the “Variable Conversion Price”). The Variable Conversion Price has a floor of $2.50 per Ordinary Share (the “Floor Conversion Price”). The Fixed Conversion Price has a one-time reset on the 6-month anniversary following the Closing Date to the lower of (x) the initial Fixed Conversion Price, (y) the initial Variable Conversion Price, or (z) 130% of the daily VWAP per Ordinary Share on the trading day prior to the reset date. The Notes provide for adjustment of the Fixed Conversion Price for, inter alia, stock dividends, stock splits, stock combinations, rights offerings, pro rata distributions of assets, reclassifications of Ordinary Shares, exchanges of Ordinary Shares or substitutions of Ordinary Shares, dilutive issuances, certain option issuances and issuances of convertible securities. At the Floor Conversion Price, the Notes are convertible into an aggregate of 4,320,000 Ordinary Shares.

The Warrant Shares include Ordinary Shares issuable upon exercise of the Warrants (including Ordinary Shares reserved for potential issuance in the event of possible future default or dilution adjustments). The Warrants are exercisable, immediately upon issuance at the option of the holders, at an exercise price per Ordinary Share equal to initial Fixed Conversion Price for the Notes ($30.00 per Ordinary Share), subject to a one-time reset on the 6-month anniversary of the Closing Date to 120% of the daily VWAP per Ordinary Share on the trading day prior to the reset date. Pursuant to the Purchase Agreement, on the initial Closing Date, the Selling Shareholders were issued the Initial Warrants to purchase up to an aggregate of 245,816 Ordinary Shares.

To the extent that Conversion Shares and/or Warrant Shares are issued by the Company under the terms of the Notes and Warrants, substantial amounts of Ordinary Shares could be issued and resold, which would cause dilution and may impact the Company’s stock price. See “Risk Factors” and “Convertible Note Financing” in the Prospectus for additional information.

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We are not selling any securities under this Prospectus and will not receive any of the proceeds from the sale of our Conversion Shares or Warrant Shares by the Selling Shareholders. However, we may receive proceeds from the exercise of the Warrants, which, if exercised in full for an aggregate of 245,816 Ordinary Shares and for cash at the current $30.00 exercise price per Ordinary Share, would result in gross proceeds to us of approximately $7,374,480.00. There is no assurance that the Selling Shareholders will elect to exercise any of the Warrants for cash and, accordingly, no assurance that we will receive any proceeds from the exercise of the Warrants.

We will pay the expenses of registering the Conversion Shares and Warrant Shares offered by this Prospectus, but all selling and other expenses incurred by the Selling Shareholders will be paid by the Selling Shareholders. The Selling Shareholders may sell the Conversion Shares and the Warrant Shares offered by this Prospectus from time to time on terms to be determined at the time of sale through ordinary brokerage transactions or through any other means described in this Prospectus under “Plan of Distribution.” The prices at which the Selling Shareholders may sell the Conversion Shares or the Warrant Shares will be determined by the prevailing market price for our Ordinary Shares or in negotiated transactions.

Our Ordinary Shares are listed on the Nasdaq Capital Market under the ticker symbol “LAES.”  The last reported sale price of our Ordinary Shares on the Nasdaq Capital Market on October 23, 2023 was $1.3950 per share.

This prospectus supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our Ordinary Shares involves risks. See “Risk Factors” beginning on page 22 of the Prospectus for a discussion of information that should be considered in connection with an investment in our Ordinary Shares.

Neither the U.S. Securities and Exchange Commission (“SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement No. 6. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is October 24, 2023.

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

 Date of report: October 24, 2023

Commission File Number: 001-41709

SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F        ☐ Form 40-F

SEALSQ Transfers Listing of its Ordinary Shares to Nasdaq Capital Market

SEALSQ Corp (Nasdaq: LAES) (the “Company”), a company that focuses on developing and selling Semiconductors, PKI and Post-Quantum technology hardware and software products, has received approval from the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) to transfer the listing of its shares from the Nasdaq Global Market to the Nasdaq Capital Market. The Nasdaq Capital Market is a continuous trading market that operates in substantially the same manner as the Nasdaq Global Market, and listed companies must meet certain financial and corporate governance requirements. This transfer was effective as of the opening of business on October 20, 2023.

This announcement has no immediate effect on the listing or trading of the Company’s ordinary shares. The Company’s shares will continue to trade under the “LAES” ticker symbol. The approval by Nasdaq was conditioned upon the Company meeting the applicable market value requirement of publicly held shares for continued listing and all other applicable requirements for listing on the Nasdaq Capital Market.

The transfer to the Nasdaq Capital Market means the Company is no longer in default of Nasdaq Listing Rules and will continue to monitor its compliance with the continued listing requirements of the Nasdaq Capital Market.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipates will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include SEALSQ’s ability to implement its growth strategies, SEALSQ’s ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ’s filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2023	SEALSQ CORP

	By:	/s/ Carlos Moreira
Name: Carlos Moreira
Title: Chief Executive Officer

	By:	/s/ Peter Ward
Name: Peter Ward
Title: Chief Financial Officer